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Via EDGAR and Email

August 12, 2019

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Texas Pacific Land Trust
Form 8-K filed July 31, 2019 Response Letter and Form 8-K dated June 14, 2019 File No. 1-00737

Dear Ms. Chalk:

On behalf of our client, Texas Pacific Land Trust (the “Trust”), set forth below is our response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 5, 2019, with respect to the press release dated July 31, 2019 issued by the Trust.

For your convenience, our response is prefaced by the text of the Staff’s corresponding comment in bold, italicized text.

1.	Your past disclosure, including in a press release dated June 14, 2019, indicated that the proxy solicitation was suspended pending resolution of the litigation. Now that the litigation has been dismissed by mutual agreement, please advise (with a view to further disclosure to shareholders) of your intentions with respect to using proxies you previously solicited for the shareholders meeting originally scheduled to be held on May 21, 2019. We also direct your attention to comment 3 in our prior comment letter dated June 20, 2019 regarding our concerns about using previously-solicited proxies.

Response:

On July 30, 2019, the Trust and current Trustees, John R. Norris III and David E. Barry, entered into a settlement agreement (the “Settlement Agreement”) with Horizon Kinetics LLC, Horizon Kinetics Asset Management LLC, Murray Stahl, SoftVest, L.P., SoftVest Advisors, LLC, Eric L. Oliver, ART-FGT Family Partners Limited, Tessler Family Limited Partnership and Allan R. Tessler (collectively, the “Investor Group”), which is included as an exhibit to a Form 8-K filed with the Commission on July 31, 2019.

Pursuant to the Settlement Agreement, the parties agreed to dismiss without prejudice the litigation captioned Texas Pacific Land Trust et al v. Oliver (Case 3:19-cv-01224-B) in the U.S. District Court for the Northern District of Texas. Members of the Investor Group will join the Trust’s Conversion Exploration Committee (the “Committee”), which has been charged to make a recommendation as to whether the Trust should be converted into a C-corporation. The Committee will complete its work by December 31, 2019, unless the Committee determines otherwise in accordance with its charter (the “Restricted Period”). Until the end of the Restricted Period, as provided in Section 6 of the Settlement Agreement, the parties are prohibited from making any public statements regarding the merits of their respective litigation claims, and the Investor Group is prohibited from holding Mr. Oliver out as a trustee of the Trust and from claiming that Mr. Barry is not a validly elected trustee of the Trust. Following the end of the Restricted Period, the parties may choose to refile their respective claims, subject to their prior mandatory participation in mediation.

United States Securities and Exchange Commission

Division of Corporation Finance

August 12, 2019

In view of the foregoing, the Trust does not believe that entry into the Settlement Agreement resolves the litigation. Instead, it preserves the status quo as it existed prior to the date of the annual meeting – for example, the third Trustee position remains vacant – and provides time and a process for the parties to try to reach agreement. After the Restricted Period ends, either party can resume litigation if it so chooses. The Settlement Agreement even specifies that Judge Jane Boyle of the U.S. District Court of the Northern District of Texas would retain jurisdiction over any refiled legal proceeding.

As a result, the Trust believes that the statements made in its June 24, 2019 press release continue to be current and do not require updating:

“The proxy solicitation for election of a third trustee remains suspended until the foregoing litigation is resolved, and proxies are not being accepted at this time. Notwithstanding the foregoing, shareholders may revoke any previously-submitted proxies at any time by delivering a written notice, stating that their proxy is revoked, to the Secretary of Texas Pacific Land Trust, 1700 Pacific Avenue, Suite 2770, Dallas, TX 75201.”

As we stated in our letter dated June 24, 2019, we hereby reaffirm our understanding that we will consult with the Staff with respect to relying on previously-solicited proxies.

* * * * *

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett

Kai Haakon E. Liekefett